UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43300

BITZERO HOLDINGS INC.

(Registrant)

1100 One Bentall Centre
505 Burrard Street, Suite 1100

Vancouver, British Columbia, V7X 1M5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATED BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form 40-F of the Company filed with the Securities and Exchange Commission (Commission File No. 001-43300), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

CORRECTION TO JURISDICTION OF INCORPORATION

On May 15, 2026, Bitzero Holdings Inc. (the “Company”) filed a Registration Statement on Form 40-F pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (Commission File No. 001-43300), as subsequently amended by Amendment No. 1 filed on June 4, 2026 (the “Registration Statement”). The Registration Statement became effective on June 8, 2026.

The cover page of the Registration Statement inadvertently identified the Company’s jurisdiction of incorporation as “Ontario, Canada.” The Company’s correct jurisdiction of incorporation is “British Columbia, Canada.” This Report on Form 6-K is being furnished to correct that disclosure. No other information contained in the Registration Statement is being corrected or modified by this Report.

On August 12, 2026, the Company filed Amendment No. 2 to the Registration Statement solely to make this correction. The Company has requested withdrawal of Amendment No. 2 and is furnishing this Report on Form 6-K to reflect the correction in the Company’s Exchange Act reporting record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITZERO HOLDINGS INC.
(Registrant)

Date: August 25, 2026	By	/s/ Mohammed Bakhashwain
Mohammed Bakhashwain
Chief Executive Officer